February 19, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (303) 723-2050

R. Stanton Dodge
Executive Vice President, General Counsel and Secretary
EchoStar Communications Corporation
9601 South Meridian Blvd.
Englewood, CO 80112

> **Re:** **EchoStar Communications Corporation**
> **Definitive 14A**
> **Filed April 5, 2007**
> **File No. 001-26176**

Dear Mr. Dodge:

We have reviewed your January 14, 2008 response to our comments of December 7, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit quantitative departmental and individual goals under EchoStar Communications' cash incentive plan for Messrs. Jackson, Schaver and Han. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3350.

Sincerely,

Kathleen Krebs
Special Counsel